FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

FEDERATIVE

REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2011

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Mauro Luiz Iecker Vieira

Ambassador of Brazil

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

*	The Registrant is filing this annual report on a voluntary basis.

FEDERATIVE REPUBLIC OF BRAZIL (“BRAZIL” OR THE “REPUBLIC”)

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

No such modifications.

(b) The title and the material provisions of any law, decree, or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

No such provisions.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

No such circumstances.

2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

The internal funded debt of the Republic as of December 31, 2011 was R$2,076.3 billion.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

External funded debt of the registrant

(millions of currency of denomination)

	As of December 31, 2007		As of December 31, 2008		As of December 31, 2009		As of December 31, 2010		As of December 31, 2011
I) External Funded Debt by Type of Currency (1)
Repayable in U.S. Dollars		$35,306		$33,003		$33,998		$30,872		$30,054
Repayable in Japanese Yen		¥62,050		¥53,004		¥41,674		¥34,529		¥27,400
Repayable in Euro (2)		€3,927		€3,917		€3,551		€2,982		€2,144
Repayable in U.S. Dollars linked to Brazilian Real	BRL	10,187	BRL	10,187	BRL	10,187	BRL	11,165	BRL	11,165

II) External Funded Debt by Type of Interest Rate (In $ Equivalent)
Floating Rate		11,213		11,151		9,195		9,794		7,993
Fixed Rate		47,778		43,222		45,584		42,094		39,229

Total		58,991		54,373		54,779		51,888		47,222

(1)	All amounts in millions. Includes debt held by the Central Bank of Brazil (Banco Central do Brasil, or “Central Bank”). Excludes funded debt payable to the World Bank and IDB, denominated primarily in U.S. Dollars, which totaled US$3.6 billion in 2011 and which are included in the table below.
(2)	All outstanding debt denominated in Deutsche Marks is repayable in Euros.

Source: Central Bank

The external funded debt of the Republic as of December 31, 2011 was $47.2 billion.

External funded debt of the registrant

(in millions of currency of denomination)

	As of December 31, 2011
	Type of Interest Rate
	Floating Rate	Fixed Rate	Total
Repayable in U.S. Dollars	3,237	30,460	33,697
IDB	2,576	441	3,017
IBRD (World Bank)	626	0	626
Others	35	30,019	30,054
Repayable in Japanese Yen	24,683	2,717	27,400
Repayable in Euro	3	2,144	2,146
Repayable in U.S. Dollars linked to Brazilian Real	0	11,165	11,165

*	All amounts in the currency of denomination (millions). Includes debt held by the Banco Central do Brasil (Central Bank of Brazil).
**	All outstanding debt denominated in Deutsche Marks is repayable in euros.

Source: Central Bank

3. A statement giving the title, date of issue, date of maturity, interest rate, and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to Tables 38, 39 and 40 on pages D-72 to D-79 of Exhibit D.

4. (a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

Not applicable. **

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable. **

(3) Total amount otherwise outstanding.

Not applicable.**

(b) If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.**

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

The internal floating indebtedness of the Republic on December 31, 2011 was R$175.2 billion.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made to the response to item 2(b) and Table 38 on page D-72 of Exhibit D.

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to Tables 28 and 29 on pages D-52 to D-54 of Exhibit D.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action not previously reported.

Reference is made to pages D-36 to D-37 of Exhibit D.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect on any such action, not previously reported.

None.

8. Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Reference is made to Table 21 on page D-36 of Exhibit D.

9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in items of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

Reference is made to pages D-30 to D-35 of Exhibit D.

10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the registrant has published balances of international payments.)

Reference is made to Table 11 on pages D-29 to D-30 of Exhibit D.

This annual report comprises:

(a) Pages numbered 1 to 5 consecutively.

(b) The following exhibits:	Exhibit A: None
Exhibit B: None
Exhibit C: Copy of the 2012 Annual Budget of the Republic (in Portuguese)— (P)(Rule 311)
Exhibit D: Current Description of the Republic

(c) Such additional Exhibits as may be filed by the Republic by amendment to this Annual Report.

(P)	Paper filing made under cover of Form SE pursuant to Rules 306(c) and 311 of Regulation S-T.

**	No securities of the registrant are registered under the Securities Exchange Act of 1934, as amended.

This annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil on the 1st day of October, 2012.

FEDERATIVE REPUBLIC OF BRAZIL

By	/s/ SUELY DIB DE SOUSA E SILVA

Suely Dib de Sousa e Silva
Attorney of the National Treasury of Brazil

EXHIBIT INDEX

Exhibit No.	Page No.
A: None

B: None

C: Copy of the 2012 Annual Budget of the Republic	(P)(Rule 311)

D: Current Description of the Republic

(P)	Paper filing made under cover of Form SE pursuant to Rules 306(c) and 311 of Regulation S-T.